JOINT INSURED BOND RECOVERY AGREEMENT

THIS AGREEMENT, executed as of this 20th day of December, 2012 between Saturna Capital Corporation, a Washington Corporation (the "Adviser"), Saturna Brokerage Services, Inc., a Washington Corporation "SBS"), and Amana Mutual Funds Trust ("Amana"), and Saturna Investment Trust ("SIT"), Amana and SIT being open-end management investment companies, (all of such entities herein referred to as the "Parties") this Agreement to become effective as of the date hereof;

WHEREAS pursuant to the resolutions of the Boards of Trustees of Amana and SIT, the Trustees of each Trust determined and resolved that a fidelity insurance bond as required by Rule 17g-1, under the Investment Company Act of 1940, shall be obtained for each Trust as an insured party issued by the ICI Mutual Insurance Company for the protection of each of the Parties (the "Bond"). The Boards and disinterested Trustees determined that the Bond is reasonable as to amount as such amount is in excess of the coverage required by Rule 17g-1, giving due consideration to the value of the aggregate assets of the Trusts to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the portfolio of the Trusts;

AND WHEREAS The Trustees further authorized and approved payment by each Trust of its portion of the premium of such Bond giving due consideration to the other parties named as insureds, the nature of the business activities of the other parties, the amount of the joint insured bond, the total amount of the premium for such Bond, the ratable allocation of the premium among the parties named as insureds, and the extent to which the share of the premium allocated to each Trust is less than the premium that Trust would have to pay to provide and obtain a single insured bond;

AND WHEREAS The Trustees authorized and directed the Trusts to enter into an agreement with the other insured parties providing for equitable and proportionate sharing of recovery under the Bond as a result of a loss sustained by a Trust and other named insured or insureds, in the form required by Rule 17g-1;

NOW THEREFORE, IT IS THEREFORE AGREED between the Parties that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Parties as named insureds, each party sustaining such loss shall receive an equitable and proportionate share of the recovery, which amount of share of recovery shall at least be equal to the amount which each party would have received had it provided and maintained a single insured bond with the minimum coverage as required by Rule 17g-1, paragraph (d), subparagraph (1) as amended of the Investment Company Act of 1940.

/s/ Nicholas F. Kaiser, President Amana Mutual Fundst Trust	/s/ Christopher W. Lang, President Saturna Brokerage Services, Inc.
/s/ Nicholas F. Kaiser, President Saturna Investment Trust	/s/ Jane K. Carten, President Saturna Capital Corporation